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03024919

File No. 82-34719

July 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosure

dlw 7/31

cc: Frederick W. London, Esq.
Daniel A. Ninivaggi, Esq.

NY:794627.1



FILE NO. 82-34719

Press Release from Securitas AB

July 17, 2003
14:00

Securitas acquires Security Systems company in Germany

Securitas Security Systems has entered into an agreement to acquire Südalarm Wachtel in Stuttgart with annual sales of MEUR 14 (MSEK 128) and 120 employees. The company, which was founded in 1945, is mainly active in installation and maintenance of security systems for large and middle-sized companies.

The enterprise value (purchase price and assumed net debt) of the acquisition amounts to MEUR 5,3 (MSEK 48). The goodwill of MEUR 3,5 (MSEK 32) will be amortised over 10 years.

The acquisition, which will be consolidated in the Securitas group from 1st of August 2003, will create a platform for Security Systems in Germany enabling Securitas to offer its German clients combined guard services and systems solutions.

After the acquisition Security Systems in Germany will have sales of MEUR 23 (MSEK 210) and 225 employees.

Further information can be obtained from:
Thomas Berglund, President and CEO +44 (0) 20 8432 6500
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6500
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

The press release is also available on: www.securitasgroup.com
Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in 30 countries in Europe and USA.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70